Filed Pursuant to Rule 433
Free Writing Prospectus
Registration No. 333-291119-01
April 30, 2026

BRIXMOR OPERATING PARTNERSHIP LP
Pricing Term Sheet
$400,000,000 5.375% Senior Notes due 2036

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated April 30, 2026, of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and the accompanying prospectus, dated October 28, 2025 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB
Security Type:	SEC Registered, Senior Unsecured Notes
Pricing Date:	April 30, 2026
Settlement Date:	May 5, 2026 (T+3)
Maturity Date:	June 15, 2036
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2026
Principal Amount:	$400,000,000
Public Offering Price:	99.628% of the Principal Amount
Net Proceeds to the Issuer, Before Expenses:	$395,912,000
Benchmark Treasury:	4.125% due February 15, 2036
Benchmark Treasury Price / Yield:	97-28+ / 4.392%
Spread to Benchmark Treasury:	+103 basis points
Yield to Maturity:	5.422%
Coupon:	5.375%
Optional Redemption Provisions:
Make-whole call:	Make-whole call at T + 20 basis points
Par Call:	On or after March 15, 2036 (three months prior to the maturity date)

CUSIP / ISIN:	11120V AQ6 / US11120VAQ68
Joint Book-Running Managers:

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

Co-Manager:	Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request them from J.P. Morgan Securities LLC, by calling collect at 1-212-834-4533; PNC Capital Markets LLC, by calling toll-free at 1-855-881-0697; Scotia Capital (USA) Inc., by calling toll-free at 1-800-372-3930; or TD Securities (USA) LLC, by calling toll-free at 1-855-495-9846.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before final settlement will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.